 Exhibit 99.1

Draganfly Announces Proposed Underwritten Public Offering to Secure Growth Capital

Los Angeles, CA. March 28, 2023 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a drone solutions and systems developer, today announced that it intends to offer its securities in a firm commitment underwritten public offering. The Company intends to use the net proceeds from this offering to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-10 (No. 333-258074) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 29, 2021. A preliminary prospectus supplement and accompanying shelf prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement and the accompanying shelf prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

There is no offering of common shares by the underwriter in Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a creator of drone solutions, software, and AI systems.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the size, terms and timing of the proposed offering, the completion of the proposed offering, and the anticipated use of proceeds from the proposed offering. Completion of the proposed offering is subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.